April 26, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ellington Residential Mortgage REIT
Registration Statement on Form S-11 (SEC File No. 333-187662)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Ellington Residential Mortgage REIT that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on April 30, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 4,200 copies of the Preliminary Prospectus dated April 22, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.
As Representatives of the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andrew C. Rosenburgh
Name: Andrew C. Rosenburgh
Title: Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Neil Abromavage
Name: Neil Abromavage
Title: Managing Director

By:	/s/ Jeff Mortara
Name: Jeff Mortara
Title: Managing Director